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                               June 13, 2022

       Qiang Tan
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th and 6th Floors
       New York, NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 19,
2022
                                                            CIK No. 0001929231

       Dear Mr. Tan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted May 19, 2022

       Cover Page

   1.                                                   Please include page
numbers for your cross-references to risk factors.
   2. Please provide a description of how cash is currently transferred through your organization
   3. We note your statement that you will not undertake an initial business combination with any PRC entity with a
variable interest entity, or VIE, structure. Please revise your disclosure to clarify
that this may therefore limit the pool of acquisition candidates in the
                                                        PRC. Also discuss how,
and the extent to which, the pool of available companies in the
 Qiang Tan
FirstName  LastNameQiang
Plutonian Acquisition Corp.Tan
Comapany
June       NamePlutonian Acquisition Corp.
     13, 2022
June 13,
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FirstName LastName
         PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment. Please include risk factor disclosure as appropriate.
Prospectus Summary
Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China, page 4

4. We note your disclosure regarding the difficulty of enforcing judgments against your directors and officers as a majority of them are located outside the United States, specifically within China. Please revise your disclosure here, and in the risk factor on pages 68 and 69, to identify each director and officer residing outside the United States and provide their place of residence. Additionally, move this disclosure to its own section within the Summary of this prospectus and include a separate Enforcement of Civil
         Liabilities section within the prospectus that also provides this information.
Potential Approvals from the PRC Governmental Authorities for this Offering, page 9

5. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether you or your officers and directors are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve your operations and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your officers and directors: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Implication of the Holding Foreign Companies Accountable Act, page 10

6. Please disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in
China, page 28

7. In your summary of risk factors, disclose the risks that the majority of your officers and directors being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and
 Qiang Tan
Plutonian Acquisition Corp.
June 13, 2022
Page 3
      uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company for an initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risk Factors
"The Chinese government may exert... ", page 61

8.    Given the Chinese government   s significant oversight and discretion
over your officers,
      directors and their search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your search for a target company for an initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
"China Securities Regulatory Commission... ", page 62

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.
"Though We Affirmatively Exclude... ", page 66

10. Please expand your disclosure about the Holding Foreign Companies Accountable Act to provide that trading in your securities may be prohibited as well as delisted by an exchange. Please expand your risk factors to disclose that pursuant to the Accelerating
      Holding Foreign Companies Accountable Act, an exchange may determine to delist your shares in addition to the prohibition on trading in your shares. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA.
       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameQiang Tan
                                                            Division of
Corporation Finance
Comapany NamePlutonian Acquisition Corp.
                                                            Office of Real
Estate & Construction
June 13, 2022 Page 3
cc:       Sally Yin
FirstName LastName